Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

a.	Advance intimation of Board meeting date for considering third quarter Audited Standalone Financial Results and Unaudited Consolidated Financial Results of FY 2018-19
b.	Intimation regarding closure of trading window for ‘designated persons’ under Insider Trading Regulations
c.	Intimation of Analyst call on the financial results

Mumbai, January 21, 2019:

a.

Pursuant to Regulation 29(1)(a) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 [‘the said Regulations’], this is to inform you that as required under Regulation 33 and Regulation 63 read in conjunction with Regulation 52 of the said Regulations, a meeting of the Board of Directors of the Company will be held on Thursday, February 7, 2019, to consider, inter-alia, the Audited Financial Results (Standalone) and Unaudited Consolidated Financial Results (with Limited Review) for the quarter ended December 31, 2018 as required under Regulation 33(3)(a) of the said Regulations.

b.

Further, we would like to inform you that as per the ‘Tata Code of Conduct for Prevention of Insider Trading’ pursuant to the SEBI (Prohibition of Insider Trading) Regulations, 2015, the Company has intimated its ‘designated persons’ regarding the closure of the trading window from December 25, 2018 till the expiry of 48 hours from the date the said Results are made public (both days inclusive).i.e. February 9, 2019.

c.

Pursuant to the Regulation 30 of the said Regulations, we would like to inform that post announcement of the Financial Results to the Stock Exchanges, the Company will on the same day have an Analyst call on the financial results which would also be announced on the Company’s website at www.tatamotors.com.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.